

April 24, 2015

Via E-mail
Mr. Chip Patterson, Esq.
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556

> **Re:** **TIER REIT, Inc.**
> **Schedule TO-T filed by Coastal Realty Business Trust and**
> **MacKenzie Capital Management, LP**
> **Filed April 15, 2015**
> **File No. 005-86378**

Dear Mr. Patterson:

We have limited our review of the above-referenced filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99(a)(1) - Offer to Purchase

Summary Term Sheet

Is the financial condition of the bidders relevant …?

1. Disclosure indicates that "[b]ecause this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate resources and no intention to take control of the Corporation, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision." Please provide us with a detailed discussion of the factors that led to the conclusion that financial statements for the Purchasers are not material. In doing so, please address the factors set forth in Instruction 2 to Item 10 of Schedule TO.

Section 7. Effects of the Offer

2.   Given the disclosure on the cover page of the Offer to Purchase that the "2,000,000 Shares subject to the Offer constitute 0.67% of the outstanding Shares," please advise us, with a view toward revised disclosure, how acquiring "a significant number of the Shares sought hereunder could give the Purchasers a controlling voting interest in matters subject to a shareholder vote."

Exhibit 99(a)(4)

3.   Please advise us how you complied with Rule 14d-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions